EARNINGS RELEASE 3Q24

EBITDA benefited from the exchange rate, higher sales in all businesses and excellent performance of the new Ribas do Rio Pardo Unit
São Paulo, October 24th, 2024. Suzano S.A. (B3:SUZB5 | NYSE: SUZ), one of the world’s largest integrated pulp and paper producers, announces today its consolidated results for the third quarter of 2024 (3Q24).
HIGHLIGHTS
•Pulp sales of 2,635 thousand tons (6% vs. 3Q23).
•Paper sales1 of 360 thousand tons (9% vs. 3Q23).
•Adjusted EBITDA2 and Operating cash generation3: R$6.5 billion and R$4.4 billion, respectively.
•Adjusted EBITDA2/ton from pulp of R$2,162/ton (85% vs. 3Q23).
•Adjusted EBITDA2/ton from paper of R$2,294/ton (-3% vs. 3Q23).
•Average net pulp price in export market: US$670/ton (23% vs. 3Q23).
•Average net paper price1 of R$6,866/ton (-3% vs. 3Q23).
•Pulp cash cost ex-downtime of R$863/ton (0% vs. 3Q23).
•Leverage of 3.1 times in USD and 3.2 times in BRL.
•Completion of the acquisition of minority stake in Lenzing, and land and forestry assets.

Financial Data (R$ million)	3Q24	2Q24	Δ Q-o-Q	3Q23	Δ Y-o-Y	LTM 3Q24
Net Revenue	12,274	11,494	7%	8,948	37%	43,598
Adjusted EBITDA[2]	6,523	6,288	4%	3,695	77%	21,873
Adjusted EBITDA Margin[2]	53%	55%	-2 p.p.	41%	12 p.p.	50%
Net Financial Result	868	(11,074)	—	(3,494)	—	(10,977)
Net Income	3,237	(3,766)	—	(729)	—	4,207
Operating Cash Generation[3]	4,394	4,503	-2%	1,896	132%	14,175
Net Debt/ Adjusted EBITDA[2] (x) (R$)	3.2 x	3.5 x	-0.3 x	2.6 x	0.6 x	3.2 x
Net Debt/ Adjusted EBITDA[2] (x) (US$)	3.1 x	3.2 x	-0.1 x	2.7 x	0.4 x	3.1 x

Operational Data ('000 t)	3Q24	2Q24	Δ Q-o-Q	3Q23	Δ Y-o-Y	LTM 3Q24
Sales	2,995	2,878	4%	2,817	6%	11,734
Pulp	2,635	2,545	4%	2,486	6%	10,342
Paper[1]	360	333	8%	331	9%	1,392
1Considers the results of the Consumer Goods Unit (tissue). | 2Excluding non-recurring items. | 3Considers Adjusted EBITDA less sustaining capex (cash basis).
The consolidated quarterly financial information was prepared in accordance with the standards set by the Securities and Exchange Commission of Brazil (CVM) and the Accounting Pronouncements Committee (CPC) and complies with the International Financial Reporting Standards (IFRS Accounting Standards) issued by the International Accounting Standards Board (IASB). The operating and financial information is presented on a consolidated basis and in Brazilian real (R$). Note that figures may present discrepancies due to rounding.

3Q24 EARNINGS RELEASE

3Q24 EARNINGS RELEASE
EXECUTIVE SUMMARY
The most challenging scenario ever observed in the Chinese pulp market at the end of the previous quarter worsened during the third quarter of 2024, adversely affecting the realized prices in the segment. The quarter was also marked by the appreciation of the average USD against the average BRL and the increase in sales volume, contributing to the increase in net revenue. Additionally, operational performance remained in line with the plan, with cash cost of production (excluding the effect of scheduled maintenance downtimes) slightly higher than in the previous quarter, partly due to the exchange rate effect. This combination of factors resulted in an adjusted EBITDA from pulp slightly higher than in 2Q24 (+3%). At the paper business unit, sales volume increased chiefly due to seasonality and allocation strategy between markets and segments, while prices remained practically stable (+1%). As such, consolidated adjusted EBITDA in the quarter totaled R$6.5 billion, while operating cash flow reached R$4.4 billion.
As for financial management, net debt in USD stood at US$12.9 billion, in a quarter marked by significant investments aimed at generating significant and sustainable value in the long term. Leverage in USD, on the other hand, experienced another decline to 3.1 times, which is explained by the increase in Adjusted EBITDA in the last 12 months. The foreign exchange hedging policy continued to play its part, with the operational cash flow hedge presenting a positive cash inflow of R$0.1 billion, despite a further depreciation of the average BRL in the period.
In line with the advances in its strategy, under the "Being an important player in pulp" and "Being the best in class in the total pulp cost vision," the new Ribas do Rio Pardo Unit, which began operations on July 21st, has demonstrated efficiency beyond expectations in the progression of the learning curve and has already contributed to the reduction of the consolidated cash cost in 3Q24. The previously disclosed estimates on the production volume of the new mill remain valid, with the ramp-up expected to be completed in 9 months, approximately 900 thousand tons expected in 2024, reaching 2.0 million tons by the end of 12 months of operations. Finally, regarding the financial execution of the project, the Company has completed about 93% of the total capex disbursement, with R$1.5 billion remaining to be paid between 4Q24 and 2025.

3Q24 EARNINGS RELEASE
PULP BUSINESS PERFORMANCE
PULP SALES VOLUME AND REVENUE
The third quarter of 2024 was marked by a scenario of very dynamic pulp prices. From the supply perspective, new capacities were added in Brazil and China and unscheduled downtimes decreased in 3Q24 compared to 2Q24. On the demand side, in the European and North American markets, sanitary papers continued to perform well, in contrast to the lower demand for printing, writing and specialty papers, given the low seasonality during the holiday period.
In China, the scenario of tight margins for paper producers, who have been unable to raise their prices since recent quarters, combined with the news on the startup of two new projects (Suzano's Ribas do Rio Pardo Unit and Liansheng in China), have led buyers to significantly reduce pulp purchases since the end of the second quarter of 2024, resulting in a reduction in the prices negotiated for softwood and hardwood pulp as from early August.
At the end of the quarter, following two consecutive months of declining pulp prices, paper producers resumed their purchasing activities, normalizing volumes due to a strong production pace and pulp inventories falling below the historical average at Chinese ports. According to SCI, the production of sanitary paper remained at the high levels seen in 2Q24. Meanwhile, the production of paperboard grew by 2%, whereas a 3% decline was observed for printing and writing paper compared to the previous quarter.
In Europe, according to Utipulp, the consumption of hardwood pulp fell by 9% compared to 2Q24, reflecting the previously mentioned impact of European seasonality due to the holiday period. In North America, the sanitary paper market has remained healthy, despite concerns about the prices of converted products due to the economic slowdown and inflation.
Average PIX/FOEX prices of hardwood pulp decreased 11% in China and increased 2% in Europe in 3Q24 vs. 2Q24. The difference between softwood and hardwood pulp prices in the quarter was USD132/t in China and USD230/t in Europe, strengthening the shift from softwood pulp to hardwood pulp.
Suzano’s pulp sales increased 4% from 2Q24, due to higher demand from Asia, totaling 2,635 thousand tons. The increase from 3Q23 was 6% highlighting the increases observed in Europe and North America.
Pulp Sales Volume ('000 tons)

+6%	+4%

▼

2,486
2,545
2,635
2,308
2,371
2,459
178
173
176
3Q23
2Q24
3Q24
Export Market
Brazilian Market

3Q24 EARNINGS RELEASE
Average net price in USD of pulp sold by Suzano was US$671/t, decreasing 4% from 2Q24 and increasing 23% from 3Q23. In the export market, average net price charged by the Company was US$670/t, down 4% from 2Q24 and up 23% from 3Q23. Average net price in BRL was R$3,720/ton in 3Q24, up 3% from 2Q24, due to the appreciation of the average USD against the average BRL (6%). Compared to 3Q23, the 40% increase was mainly due to the higher average net price in USD (23%) and the increase in average USD versus average BRL (14%).

Average Net Price (USD/t)

+23%	-4%

▼
Net revenue from pulp increased 6% from 2Q24, due to the appreciation of average USD against average BRL (6%) and higher sales (+4%), partially offset by lower net average price in USD (-4%). Compared to 3Q23, revenue increased 48% mainly due to the higher net average price in USD (+23%), the appreciation of average USD against average BRL (14%) and higher sales volume (6%).

3Q24 EARNINGS RELEASE
Pulp Net Revenue (R$ million)

+48%	+6%

▼

6,605
9,235
9,803
6,164
8,671
9,143
441
564
660
3Q23
2Q24
3Q24
Brazilian Market
Export Market

3Q24 EARNINGS RELEASE
PULP CASH COST
As disclosed in the Material Fact Notice on July 21st, 2024, the Company began operations of the new pulp production mill in Ribas do Rio Pardo on that date. The non-recurring effect of the costs related to the start-up of the mill is broken down in the chart below.

Consolidated Pulp Cash Cost
ex-maintenance downtime (R$/ton)

0%	+4%

▼

Pulp Cash Cost
(R$/ton)

0%	+10%

▼

935
74
861
849
22
828
932
43
25
863
3Q23
2Q24
3Q24
Cash Cost ex-downtimes
Start-up Ribas
Downtimes Effect

Cash cost excluding downtime in 3Q24 stood at R$863/t, an increase of +4% compared to 2Q24, due to: i) higher consumption of inputs, mainly energy (especially fuel oil), associated with specific events of lower operational stability in some mills; ii) higher cost of wood, mainly due to the start-up of the Ribas do Rio Pardo Unit (supply mix effect, given higher unit cost due to ramp-up), in addition to higher logistics services cost, partially offset by better operational performance in harvesting; and iii) appreciation of the average USD against the average BRL (+6%). The negative factors of cash cost were partially offset by the greater dilution of fixed costs and higher revenue from energy sales, both benefited from the start-up of Ribas do Rio Pardo Unit.

3Q24 EARNINGS RELEASE

Consolidated Pulp Cash Cost ex-maintenance (R$/ton)1
1Excludes the impact of maintenance and administrative downtimes.
Cash cost excluding downtime in 3Q24 remained stable compared to 3Q23, due to: i) the reduced cost of wood, which is primarily explained by increased harvesting productivity, a shorter average supply radius and lower specific consumption; and ii) lower prices of chemicals and energy (caustic soda and natural gas). The positive effects on cash cost were offset by the appreciation of the average USD against the average BRL (+14%) and by the higher amount of fixed costs (maintenance and labor), despite the greater dilution due to the start-up of the Ribas do Rio Pardo Unit.

Consolidated Pulp Cash Cost ex-maintenance (R$/ton)1

1Excludes the impact of maintenance and administrative downtimes.

3Q24 EARNINGS RELEASE
1Based on cash cost excluding downtimes. Excludes energy sales.
PULP SEGMENT EBITDA

Pulp Segment	3Q24	2Q24	Δ Q-o-Q	3Q23	Δ Y-o-Y	LTM 3Q24
Adjusted EBITDA (R$ million)¹	5,697	5,537	3%	2,912	96%	18,893
Sales volume (k t)	2,635	2,545	4%	2,486	6%	10,342
Pulp adjusted¹ EBITDA (R$/t)	2,162	2,176	-1%	1,172	85%	1,827
1Excludes non-recurring items.
Adjusted EBITDA from pulp increased 3% from 2Q24 due to: i) the appreciation of the average USD against the average BRL (6%); and ii) higher sales volume (4%). These effects were partially offset by the lower average net pulp price in USD (-4%) and higher cash COGS, due to the start-up of the new Ribas do Rio Pardo Unit non-recurrent impact, higher cash production cost, greater impact of scheduled maintenance downtimes and higher logistics cost, in turn due to higher sales volume and the effect of exchange rate fluctuations. Adjusted EBITDA per ton remained practically stable, as the positive exchange rate effect was offset by the lower price in USD and higher cash COGS per ton.
Compared to 3Q23, the 96% increase in Adjusted EBITDA from pulp is due to: i) the increase in net average price in USD (23%); ii) the appreciation of average USD against average BRL (14%); and iii) the higher sales volume (6%). These factors were partially offset by higher cash COGS (driven by the start-up of the Ribas do Rio Pardo Unit and higher logistics costs, partially offset by lower cash production costs and lower impact of scheduled maintenance downtimes) and by higher SG&A expenses (due to the appreciation of the average USD, higher sales volume and other factors - for more details, see the Selling Expenses section). Adjusted EBITDA per ton increased 85% due to the same factors excluding sales volumes.

3Q24 EARNINGS RELEASE
Adjusted EBITDA1 (R$ million) and
Adjusted EBITDA Margin (%) of Pulp

60%
58%
44%
5,537
5,697
2,912
3Q23
2Q24
3Q24
Adjusted EBITDA Margin
EBITDA Pulp

1Excludes non-recurring items.
Pulp Adjusted EBITDA per ton (R$/t)

+85%	-1%

▼
OPERATING CASH FLOW FROM THE PULP SEGMENT

Pulp Segment (R$ million)	3Q24	2Q24	Δ Q-o-Q	3Q23	Δ Y-o-Y	LTM 3Q24
Adjusted EBITDA[1]	5,697	5,537	3%	2,912	96%	18,893
Maintenance Capex[2]	(1,953)	(1,652)	18%	(1,612)	21%	(7,029)
Operating Cash Flow	3,744	3,886	-4%	1,301	188%	11,863
1Excludes non-recurring items.
2Cash basis.
Operating cash generation per ton in the pulp segment was 7% lower than in 2Q24 mainly due to higher sustaining capex per ton. Compared to 3Q23, the 172% increase is due to higher EBITDA per ton, partially offset by higher sustaining capex per ton.

3Q24 EARNINGS RELEASE
Operating Cash Flow of Pulp per ton (R$/t)

+172%	-7%

▼
PAPER BUSINESS PERFORMANCE
The following data and analyses incorporate the joint results of the paper and consumer goods (tissue) businesses.
PAPER SALES VOLUME AND REVENUE
According to data published by Brazil's Forestry Industry Association (Ibá), demand for Printing & Writing paper in Brazil, including imports, increased 17% in the first two months of 3Q24 compared to the first two months of the previous quarter, and increased 7% compared to the same period last year.
In both comparisons above, a significant portion of the demand increase is explained by the growth in sales in the coated paper lines in the domestic market, driven by the election cycle. In the uncoated paper lines, demand remained weak, as expected, due to the weaker cycle of the National Textbook Program. In the cut size segment, demand remains resilient in the domestic market, impacted by macroeconomic performance and the return of in-person work.
Regarding the international markets served by the Company, demand continued with healthy dynamics in North America and Latin America. In addition to the effects of inventory rebuilding and the low baseline for comparison in the same period of 2023, there was a positive boost from local factors, such as elections in several countries, including the United States. On the other hand, in Europe, apart from the summer period when seasonality is weak, demand has already stabilized following a stronger start to the year driven by inventory rebuilding activities.
Demand for paperboard in Brazil, Suzano’s flagship market for this product line, increased 13% in the first two months of 3Q24 compared to the previous quarter and 18% compared to the same period in 2023. This growth is the result of strong demand, especially in the food and pharmaceutical segments, in addition to the positive impact of the normalization of inventories across the chain.
Consolidating the market segments mentioned above (paper market accessible to Suzano), domestic sales increased 11% in the first two months of 3Q24 compared to 3Q23, according to Ibá data. In the context of strong demand in the domestic market, the Company's results were supported by the increase in sales volume in the domestic market and by the commercial strategy of allocation between the different segments of activity.

3Q24 EARNINGS RELEASE
Finally, we continue to expand the exclusive go-to-market model of the Company, advancing on expanding the client base and expanding the regions served. In this regard, note the completion of the acquisition of the Pine Bluff and Waynesville assets in the USA, marking Suzano's entry into the North American paperboard and packaging market. This is a significant milestone in our international expansion strategy and the growing focus on the packaging markets. Moreover, the Company remain focused on continuously investing in a portfolio of innovative products aimed at the packaging and single-use plastic replacement segments.
With the acquisition of Kimberly Clark's tissue business in Brazil, the consumer goods segment has accounted for a bigger share of the paper business results since 3Q23.
Suzano’s paper sales (printing & writing, paperboard and tissue) in the domestic market totaled 262 thousand tons in 3Q24, up 10% from the previous quarter, driven by the increase in Printing & Writing (uncoated and coated) paper sales and in paperboard. Compared to 3Q23, the 12% growth was due to the increase in sales of Printing & Writing (mainly coated paper) and paperboard, given the beginning of the preparation of the printing sector for the electoral municipal cycle and the increase in tissue volume.
International paper sales totaled 98 thousand tons, corresponding to 27% of total sales volume in 3Q24. The increase of 4% from 2Q24 in export sales volume was a result of the higher sales volume of uncoated papers, associated with the commercial allocation strategy between markets and segments. This result was achieved despite the logistical challenges, related to congestion at ports, which impacted service levels. Compared to 3Q23, the increase was 2%, still a reflection of the commercial strategy of allocating volumes between markets (export and domestic) and segments.
Paper Sales Volume ('000 ton)1

+9%	+8%

▼

331
333
360
96
94
98
235
239
262
3Q23
2Q24
3Q24
Brazilian Market
Export Market

1Includes the Consumer Goods Unit.

3Q24 EARNINGS RELEASE
Average net price increased by 1% compared to the previous quarter due to the appreciation of the average USD against the average BRL and the increase in the price of coated paper in the domestic market. Compared to 3Q23, the 3% decrease was mainly due to reductions across all segments in both domestic and international markets, where prices were still above historical levels.
Average Net Paper Price (R$/t)1

-3%	+1%

▼
Net revenue from paper sales amounted to R$2,471 million, up 9% and 5% from 2Q24 and 3Q23, respectively, largely due to higher sales volume (+8% and 9%).
Paper Net Revenues (R$ million)1

+5%	+9%

▼

2,343
567
1,776
2,259
520
1,739
2,471
573
1,898
3Q23
2Q24
3Q24
Brazilian market
Export market

1Includes the Consumer Goods Unit.

3Q24 EARNINGS RELEASE
PAPER SEGMENT EBITDA

Paper Segment	3Q24	2Q24	Δ Q-o-Q	3Q23	Δ Y-o-Y	LTM 3Q24
Adjusted EBITDA (R$ million)[1]	825	750	10%	783	5%	2,980
Sales volume (k t)	360	333	8%	331	9%	1,392
Paper adjusted[1] EBITDA (R$/t)	2,294	2,255	2%	2,366	-3%	2,141
1Excludes non-recurring items.
Adjusted EBITDA from paper increased 10% from 2Q24, mainly due to higher sales volume (+8%), appreciation of the average USD against the average BRL (+6%), and higher average net price (+1%). These effects were partially offset by higher cash COGS (greater impact of scheduled maintenance downtimes). Adjusted EBITDA per ton increased 2%, due to the effect of foreign exchange and the increase in price, partially offset by higher cash COGS per ton, as mentioned earlier.
Compared to 3Q23, the 5% increase was mainly due to the 9% growth in sales volume, the decrease in cash COGS and the appreciation of the average USD against the average BRL (+14%), partially offset by the decrease in the average price and the increase in SG&A expenses. Adjusted EBITDA per ton decrease -3% due to the drop in the average price and higher SG&A expenses per ton, partially offset by the foreign exchange effect.
Adjusted EBITDA (R$ million) and
Adjusted EBITDA Margin (%) of Paper

3Q24 EARNINGS RELEASE
Paper Adjusted EBITDA (R$/t)

-3%	+2%

▼
OPERATING CASH FLOW FROM THE PAPER SEGMENT

Paper Segment (R$ million)	3Q24	2Q24	Δ Q-o-Q	3Q23	Δ Y-o-Y	LTM 3Q24
Adjusted EBITDA[1]	825	750	10%	783	5%	2,980
Maintenance Capex[2]	(175)	(134)	31%	(187)	-6%	(668)
Operating Cash Flow	650	617	5%	595	9%	2,312
1Excludes non-recurring items.
2Cash basis.
Operating cash generation per ton in the paper segment was R$1,807/t in 3Q24, decreasing 3% from 2Q24, due to higher sustaining capex per ton, which was partially offset by higher EBITDA per ton. Compared to the same period last year, the indicator remained stable, with lower EBITDA per ton being offset by lower sustaining capex per ton.
Paper Operating Cash Generation per ton (R$/t)

0%	-3%

▼

3Q24 EARNINGS RELEASE
FINANCIAL PERFORMANCE
NET REVENUE
Suzano’s net revenue in 3Q24 was R$12,274 million, 79% of which came from exports (vs. 80% in 2Q24 and 75% in 3Q23). In relation to 2Q24, net revenue increased 7% due to the appreciation of the average USD against the average BRL (+6%) and higher sales volume (+4%), partially offset by the lower net average pulp price in USD (-4%). The 37% increase in consolidated net revenue in relation to 3Q23 is mainly due to the higher net average pulp price in USD (+23%), the appreciation of average USD against average BRL (+14%), and the higher sales volume (increase of 6% and 9% in the pulp and paper segments, respectively).

Net Revenue[1] (R$ million)

+37%	+7%

▼

1Does not include Portocel service revenue.
CALENDAR OF SCHEDULED MAINTENANCE DOWNTIMES

Mill – Pulp capacity	2023				2024				2025
	1Q23	2Q23	3Q23	4Q23	1Q24	2Q24	3Q24	4Q24	1Q25	2Q25	3Q25	4Q25
Aracruz - Mill A (ES) – 590 kt									No downtime
Aracruz - Mill B (ES) – 830 kt	No downtime
Aracruz - Mill C (ES) – 920 kt	No downtime				No downtime
Imperatriz (MA)¹ – 1,650 kt									No downtime
Jacareí (SP) – 1,100 kt									No downtime
Limeira (SP)¹ – 690 kt
Mucuri - Mill 1 (BA)¹ – 600 kt					No downtime
Mucuri - Mill 2 (BA) – 1,130 kt									No downtime
Ribas do Rio Pardo (MS) - 2,550 kt	N/A				No downtime
Suzano (SP)¹ – 620 kt
Três Lagoas - Mill 1 (MS) – 1,300 kt					No downtime
Três Lagoas - Mill 2 (MS) – 1,950 kt					No downtime
Veracel (BA)² – 560 kt									No downtime
1Includes integrated capacities and fluff.
2Veracel is a joint operation between Suzano (50%) and Stora Enso (50%) with total annual capacity of 1,120 thousand tons.

3Q24 EARNINGS RELEASE
COST OF GOODS SOLD (COGS)

COGS (R$ million)	3Q24	2Q24	Δ Q-o-Q	3Q23	Δ Y-o-Y	LTM 3Q24
COGS (Income statement)	6,848	6,093	12%	6,104	12%	25,416
(-) Depreciation, depletion and amortization	(2,034)	(1,852)	10%	(1,670)	22%	(7,497)
Cash COGS	4,814	4,241	14%	4,434	9%	17,920
Sales volume (000' t)	2,995	2,878	4%	2,817	6%	11,734
Cash COGS/ton (R$/t)	1,607	1,474	9%	1,574	2%	1,527
Cash COGS in 3Q24 totaled R$4,814 million, or R$1,607/ton. Compared to 2Q24, cash COGS increased by 14%, mainly due to higher costs, which are explained by the following factors: i) non-recurring impact of the start-up of the Ribas do Rio Pardo Unit, directly recorded in this line item; ii) higher cash cost of pulp production (as detailed earlier); iii) greater impact of scheduled maintenance downtimes; and iv) higher logistics costs (higher sales volumes and exchange rate). Moreover, there was the impact of higher sales volume and the appreciation of the average USD against the average BRL of 6% on the items most exposed to foreign currency (i.e. for chemicals, energy and ocean freight). On a per-ton basis, cash COGS increased 9% due to the same factors excluding sales volumes.
Compared to 3Q23, cash COGS increased by 9%, mainly due to higher sales volume (increase of 9% and 6% in the paper and pulp segments, respectively) and higher costs, explained by the following items: i) non-recurring impact of the start-up of the Ribas do Rio Pardo Unit, recorded directly in this line item; and ii) higher logistics costs (volume, exchange rate and higher internal freight costs). These factors in cost were partially offset by the lower cash cost of pulp production and the lower impact of scheduled maintenance downtimes, as mentioned earlier. Finally, there was the negative impact of the 14% appreciation of the average USD against the average BRL on the items most exposed to foreign currency (i.e. part of chemicals, energy and sea freight). On a per-ton basis, cash COGS increased 2% year on year due to the same factors excluding sales volumes.
SELLING EXPENSES

Selling Expenses (R$ million)	3Q24	2Q24	Δ Q-o-Q	3Q23	Δ Y-o-Y	LTM 3Q24
Selling expenses (Income Statement)	728	700	4%	654	11%	2,793
(-) Depreciation, depletion and amortization	(239)	(240)	0%	(238)	0%	(957)
Cash selling expenses	489	460	6%	416	18%	1,837
Sales volume (000' t)	2,995	2,878	4%	2,817	6%	11,734
Cash selling expenses/ton (R$/t)	163	160	2%	148	11%	157
Cash selling expenses increased by 6% compared to 2Q24, mainly due to: i) the higher sales volume; ii) the appreciation of the average USD against the average BRL (6%) on international logistics expenses (inland freight); and iii) higher costs with third-party services (notably marketing related to Consumer Goods unit (tissue), labor and insurance). On a per-ton basis, cash selling expenses increased 2% due to the same factors excluding sales volumes.
In relation to 3Q23, cash selling expenses increased 18% mainly due to: i) appreciation of the average USD against the average BRL (14%) mainly on international logistics expenses (inland freight); ii) higher sales volume; iii) higher logistics expenses in USD (greater inland expenditure abroad); and iv) higher expenses with labor and third-party services, as well as higher storage expenses, largely associated with the acquisition of Kimberly Clark's tissue assets in Brazil. Cash selling expenses per ton increased 11%, due to the same factors mentioned above excluding sales volumes.

3Q24 EARNINGS RELEASE
GENERAL AND ADMINISTRATIVE EXPENSES

General and Administrative Expenses (R$ million)	3Q24	2Q24	Δ Q-o-Q	3Q23	Δ Y-o-Y	LTM 3Q24
General and Administrative Expenses	569	558	2%	491	16%	2,244
(-) Depreciation, depletion and amortization	(36)	(35)	4%	(30)	19%	(139)
Cash general and administrative expenses	533	523	2%	461	16%	2,106
Sales volume (000' t)	2,995	2,878	4%	2,817	6%	11,734
Cash general and administrative expenses/t (R$/t)	178	182	-2%	164	9%	179
Compared to 2Q24, the 2% increase in cash general and administrative expenses is mainly due to higher spending on third-party services (notably for consulting and auditing, mainly associated with recently announced acquisitions - mainly related to Pactiv assets). This factor was partially offset by lower personnel expenses (variable compensation). On the other hand, cash general and administrative expenses per ton decreased 2% due to the increase in sales volume.
Compared to 3Q23, cash general and administrative expenses increased 16% mainly due to: i) higher spending on third-party services related to consulting and auditing associated with recently announced acquisitions, in addition to marketing and IT expenses; and ii) higher personnel expenses. On a per-ton basis, the 9% increase is explained by the same factors.
Other operating income (expenses) was an expense of R$8 million in 3Q24, compared to an income of R$464 million in 2Q24 and an expense of R$10 million in 3Q23. The variation in relation to 2Q24 is mainly due to the absence of the updated fair value of biological assets (which happens in the second and fourth quarters of each year). Compared to 3Q23, the variation was due to various events of low materiality.
ADJUSTED EBITDA

Consolidated	3Q24	2Q24	Δ Q-o-Q	3Q23	Δ Y-o-Y	LTM 3Q24
Adjusted EBITDA (R$ million)¹	6,523	6,288	4%	3,695	77%	21,873
Adjusted EBITDA Margin	53%	55%	-2 p.p	41%	12 p.p	50%
Sales Volume (k t)	2,995	2,878	4%	2,817	6%	11,734
Adjusted EBITDA¹/ton (R$/t)	2,178	2,185	0%	1,312	66%	1,864
1Excludes non-recurring items.
The 4% increase in Adjusted EBITDA in 3Q24 compared to 2Q24 is mainly explained by: i) the appreciation of the average USD against the average BRL (+6%) and ii) the higher sales volume (+4%). These factors were mainly offset by the increase in cash COGS, as explained before, as well as by the lower average net pulp price in USD (-4%). Adjusted EBITDA per ton remained stable due to the same factors, excluding sales volume.
Compared to 3Q23, the 77% increase Adjusted EBITDA was due to: i) the higher average net pulp price in USD (+23%); ii) the appreciation of the average USD against the average BRL (+14%); and iii) the higher sales volume (+6%). Adjusted EBITDA per ton increased 66% due to the same factors, excluding sales volumes.

3Q24 EARNINGS RELEASE
FINANCIAL RESULT

Financial Result (R$ million)	3Q24	2Q24	Δ Q-o-Q	3Q23	Δ Y-o-Y	LTM 3Q24
Financial Expenses	(1,567)	(1,153)	36%	(1,176)	33%	(5,026)
Interest on loans and financing (local currency)	(376)	(355)	6%	(371)	1%	(1,452)
Interest on loans and financing (foreign currency)	(1,021)	(961)	6%	(857)	19%	(3,750)
Capitalized interest¹	81	425	-81%	305	-73%	1,227
Other financial expenses	(251)	(263)	-5%	(253)	-1%	(1,050)
Financial Income	421	457	-8%	426	-1%	1,912
Interest on financial investments	393	410	-4%	419	-6%	1,778
Other financial income	28	47	-	6	-	134
Monetary and Exchange Variations	1,231	(6,487)	-	(1,880)	-	(5,613)
Foreign exchange variations (Debt)	1,370	(7,311)	-	(2,381)	-	(5,990)
Other foreign exchange variations	(139)	824	-	501	-	377
Derivative income (loss), net[2]	782	(3,890)	-	(864)	-	2,422
Operating Cash flow hedge	621	(2,442)	-	(440)	-	1,844
Cash flow - Cerrado project hedge	13	(45)	-	(249)	-	87
Debt hedge	199	(1,270)	-	(225)	-	439
Others³	(50)	(134)	-	49	-	54
Net Financial Result	867	(11,074)	-	(3,494)	-	(6,304)
1Capitalized interest related to work in progress.
2Variation in mark-to-market adjustment (3Q24: -R$1,396 | 2Q24: -R$1.848 million), plus adjustments paid and received (3Q24: R$331 million).
3Includes commodity hedge and embedded derivatives.
Financial expenses increased 36% from 2Q24 due to the reduction in capitalized interest from the resources invested in the execution of the Cerrado Project, which started in July, offset by the depreciation of the average BRL during the period. Compared to 3Q23, financial expenses increased 33%, mainly due to the decrease in capitalized interest, as previously explained, and the increase in interest expenses in foreign currency explained by the 9% appreciation of the average USD against the BRL.
Financial income decreased 8% compared to 2Q24, mainly due to the reduction in other non-recurring financial income for the quarter, which in turn was a result of the inflation adjustment of taxes and federal contributions to be refunded. Compared to 3Q23, the result remained stable, given that the reduction of interest on financial investments by 6% (lower offshore cash position) was offset by the higher result in other revenues.
Inflation adjustment and exchange variation had a positive impact of R$1,231 million on the Company’s financial result due to the 2% appreciation of the BRL against USD at the close of 2Q24, which affected foreign currency debt (US$12,809 million at the end of 3Q24). This effect was partially offset by the negative result of exchange variation on other balance sheet items in foreign currency.
Note that the accounting impact of exchange variation on foreign currency debt has a cash impact only on the respective maturities.
Derivative operations resulted in an income of R$782 million in 3Q24, due to the positive impact of stronger BRL. The mark-to-market adjustment of derivative instruments on September 30th, 2024 generated a loss of R$1,396 million, compared to a loss of R$1,848 million on June 30th, 2024, up R$452 million. Note that the impact of BRL appreciation on the derivatives portfolio generates a cash impact only upon the respective maturities. The net effect on cash, which refers to the maturity of derivative operations in the second quarter, was a positive R$331 million (R$216 million gain on debt hedge, R$99 million gain on cash flow hedge and R$16 million gain from commodities).

3Q24 EARNINGS RELEASE
As a result of the above factors, net financial result, considering all financial expense and income lines, was an income of R$867 million in 3Q24, compared to an expense of R$11,074 million in 2Q24 and an expense of R$3,494 million in 3Q23.
DERIVATIVE OPERATIONS
Suzano carries out derivative operations exclusively for hedging purposes. The following table reflects the position of derivative hedging instruments on June 30th, 2024:

Hedge[1]	Notional (US$ million)		Fair Value (R$ million)
	Sep/24	Jun/24	Sep/24	Jun/24
Debt	4,713	4,022	(607)	(590)
Cash Flow – Operating (ZCC + NDF)	7,623	6,808	(867)	(1,383)
Cash Flow – Cerrado² (ZCC + NDF)	—	165	—	(19)
Others[3]	361	338	78	144
Total	12,697	11,333	(1,396)	(1,848)
1See note 4 of the 3Q24 Quarterly Financial Statements (ITR) for further details and the fair value sensitivity analysis.
2Hedge program related to capex in BRL (ZCC) and EUR (NDF) of the Cerrado Project. Starting in September 2024, there is no foreign currency exposure in the CAPEX disbursement for the Cerrado Project.
3Includes commodity hedging and embedded derivatives.
The Company’s foreign exchange exposure policy seeks to minimize the volatility of its cash generation and ensure greater flexibility in cash flow management. Currently, the policy stipulates that surplus dollars may be partially hedged (at least 40% and up to 75% of exchange variation exposure over the next 24 months) using plain vanilla instruments such as Zero Cost Collars (ZCC) and Non-Deliverable Forwards (NDF). At the end of 3Q24, 73% of the exchange variation exposure was covered.
Considering the foreign exchange exposure related to Capex in the Cerrado Project, since approximately 67% of Capex is pegged to local currency, the Board of Directors approved on October 28th, 2021 a program for contracting additional specific hedge operations to protect from such exposure. The program approved (established in the Derivatives Management Policy available on the Investor Relations website) initially involved a maximum amount (notional) of up to US$1 billion and a term of operations of up to 36 months. On July 27th, 2022, the Board of Directors approved the expansion of the program, increasing the maximum notional amount to US$1.5 billion while maintaining the previously established term. To ensure transparency regarding the Cerrado Project's hedge program, since 4Q21 the Company has been prominently disclosing the operations contracted.
Since about 33% of the Capex of the Cerrado Project is denominated in EUR, in 3Q22, the Company contracted hedge operations through NDFs to protect the exposure in EUR of the Capex of the Cerrado Project, converting it into USD. This type of hedge is established in the Derivatives Management Policy available on the Investor Relations website. After the 36-month period since approval, the hedge program for the Cerrado Project was concluded in September 2024.
ZCC transactions establish minimum and maximum limits for the exchange rate that minimize adverse effects in the event of significant appreciation of the BRL. As such, if the exchange rate is within such limits, the Company neither pays nor receives any financial adjustments. This characteristic allows for capturing greater benefits from export revenue in a potential scenario of BRL appreciation versus USD within the range contracted. In cases of extreme BRL appreciation, the Company is protected by the minimum limits, which are considered appropriate for the operation. However, this protection instrument also limits, temporarily and partially, potential gains in scenarios of extreme BRL depreciation when exchange rates exceed the maximum limits contracted.

3Q24 EARNINGS RELEASE
On September 30th, 2024, the outstanding notional value of operations involving forward USD sales through ZCCs related to Cash Flows was US$6,893 million, with an average forward rate ranging from R$5.25 to R$6.06 and maturities distributed between October 2024 and June 2026. On the same date, the outstanding notional value of operations involving forward USD sales through NDFs was US$730 million, whose maturities are distributed between October 2024 and June 2026 and with an average rate of R$5.68. In 3Q24, operational, cash flow and Cerrado Project hedge operations resulted in a gain of R$634 million. The mark-to-market (“MtM” or “fair value”) value of these operations was negative by R$867 million, exclusively related to cash flow operating hedge.
The following table presents a sensitivity analysis of the cash impact that the Company could have on its cash flow hedge portfolios (ZCC and NDF) if the exchange rate remains the same as at the end of 3Q24 (BRL/USD = 5.45) in the coming quarters, as well as the projected cash impact for R$0.10 variations below / above the strike of put/call options, respectively, defined in each quarter. Note that the figures presented in the table are the Company’s projections based on the end-of-period curves and could vary depending on market conditions.

			Cash Adjustment (R$ million)
Maturity (up to)	Strike Range	Notional (US$ million)	Actual	Exchange Rate 3Q24 (R$ 5.45)	Sensitivity at R$ 0.10 / US$ variation (+/-)
Zero Cost Collars
3Q24		—	48	—	—
4Q24	5,64 - 6,47	680	—	136	68
1Q25	5,50 - 6,36	275	—	28	28
2Q25	5,29 - 6,08	1,040	—	12	104
3Q25	5,16 - 5,96	1,138	—	3	114
4Q25	5,09 - 5,85	1,376	—	2	138
1Q26	5,14 - 5,91	1,127	—	11	113
2Q26	5,36 - 6,17	1,257	—	62	126
Total	5,26 - 6,05	6,893	48	253	691
NDF
3Q24	—	—	57	—	—
4Q24	5.61	380	—	62	38
1Q25	5.67	125	–	28	13
2Q25	5.71	135	–	35	14
1Q26	5.85	27	—	11	3
2Q26	5.95	63	—	31	6
Total	5.68	730	57	167	73
NDF Cerrado
3Q24	—	—	(30)	—	—
Total			(30)
Zero Cost Collars – Cerrado Project
3Q24		—	7	—	—
Total		—	7	—	—

3Q24 EARNINGS RELEASE

			Cash Adjustment (R$ million)
Maturity (up to)	Strike Range	Notional (US$ million)¹	Actual	Exchange Rate 3Q24 (€ 1.11)	Sensitivity at € 0.10 / US$ variation (+/-)
NDF – Projeto Cerrado (EUR/USD)
3Q24	—	—	16	—	—
Total	—	—	16	—	—
1Translated at the average contracted rate of 1.11 Euro/USD.
To mitigate the effects of exchange and interest rate variations on its debt and its cash flows, the Company also uses currency and interest rate swaps. Swap contracts are entered into considering different interest rates and inflation indices in order to mitigate the mismatch between financial assets and liabilities.
On September 30th, 2024, the Company had an outstanding notional amount of US$4,713 million in swap contracts as shown in the table below. In 3Q24, the result of debt hedge transactions was an income of R$199 million, mainly due to stronger BRL. The mark-to-market adjustment (fair value) of these operations was a loss of R$607 million.

			Notional (US$ million)		Fair Value (R$ million)
Debt Hedge	Maturity (up to)	Currency	Sep/24	Jun/24	Sep/24	Jun/24
Swap (CDI x USD)	2036	USD	910	910	(361)	(318)
Swap (SOFR x USD)	2030	USD	2,068	1,438	301	392
Swap (CDI x SOFR)	2034	USD	610	610	(153)	(277)
Swap SOFR	2029	USD	151	151	(25)	(22)
Swap (IPCA x CDI)	2038	BRL	974¹	914¹	(369)	(364)
Total			4,713	4,022	(607)	(590)
1Translated at the closing exchange rate (R$5.45).
The following table presents a sensitivity analysis1 of the cash impact that the Company could have on its debt hedge portfolio (swaps) if the exchange rate remains the same as at the end of 3Q24 (BRL/USD = 5.45) in the coming quarters, as well as the projected variation in cash impact for each R$0.10 variation on the same reference exchange rate (3Q24). Note that the figures presented in the table are the Company’s projections based on the end-of-period curves and could vary depending on market conditions.

		Cash Adjustment (R$ million)
Maturity (up to)	Notional (US$ million)	Actual	R$ / US$ = 5.45 (3Q24)	Sensitivity at R$ 0.10 / US$ variation (+/-)[1]
3Q24	—	216	—	—
4Q24	226	—	146	34
2025	780	—	452	8
2026	446	—	412	8
2027	352	—	397	9
2028	228	—	382	24
>=2029	2,681	—	1,177	184
Total	4,713	216	2,966	267
1Sensitivity analysis considers variation only in the exchange rate (R$/US$), while other variables are presumed constant.
Other transactions involving the Company’s derivatives are related to the embedded derivative resulting from forestry partnerships and commodity hedges, as shown in the table.

3Q24 EARNINGS RELEASE

			Notional (US$ million)		Fair Value (R$ million)		Cash Adjustment (R$ million)
Other hedges	Maturity (up to)	Index	Sep/24	Jun/24	Sep/24	Jun/24	Sep/24	Jun/24
Embedded derivative	2039	Fixed USD | USD US-CPI	140	139	76	67	—	—
Commodities	2025	Brent/VLSFO/Others	221	199	2	77	16	32
Total			361	338	78	144	16	32
A portion of the forestry partnership agreements and standing timber supply agreements is denominated in USD per cubic meter of standing timber, adjusted by U.S. inflation measured by the Consumer Price Index (CPI), which is not related to inflation in the economic environment where the forests are located and, hence, constitutes an embedded derivative. This instrument, presented in the table above, consists of sale’s swap contracts of the variations in the US-CPI during the period of the contracts. See note 4 of the 3Q24 Financial Statements for more details and for a sensitivity analysis of the fair value in case of a sharp rise in the US-CPI and USD. On September 30th, 2024, the outstanding notional value of the operation was US$140 million. The result from this swap in 3Q24 was a gain of R$9 million. The mark-to-market (fair value) adjustment of these operations generated a gain of R$76 million at the end of the quarter.
The Company is also exposed to the price of some commodities and, therefore, constantly assesses the contracting of derivative financial instruments to mitigate such risks. On September 30th, 2024, the outstanding notional value of these operations was US$221 million. The result of these hedges in 3Q24 was a loss of R$60 million. The mark-to-market (fair value) adjustment of these operations generated a gain of R$2 million at the end of the quarter.
Total 782
Total 12,697
Total (1,396)

Debt Hedge	Cash flow Hedge	Commodity Hedge	Embedded Derivatives	Cerrado Hedge

NET INCOME (LOSS)
In 3Q24, the Company posted net income of R$3,237 million, compared to net loss of R$3,766 million in 2Q24 and R$729 million in 3Q23. The positive variation in relation to 2Q24 was mainly due to the positive financial result, which was explained by the positive impact of stronger BRL on debt and derivative operations (in contrast to the significant negative result registered in the previous quarter), in addition to the increase in net revenue. These effects were partially offset basically by the IR/CSLL expense (primarily impacting the positive results of exchange rate variation on debt and mark-to-market adjustments of derivatives), higher COGS, and negative variation in other operating income/expenses, which was due to the absence of the revaluation of the biological asset.

3Q24 EARNINGS RELEASE
The variation in relation to 3Q23 is also explained by the positive variation in financial result (driven by stronger BRL on debt and derivative operations vs. weaker BRL in 3Q23) and the increase in net revenue, as explained earlier. The aforementioned factors were partially offset by the negative amount of deferred IR/CSLL (compared to the positive amount in 3Q23, due to the high negative result of exchange rate variation on debt and mark-to-market of derivatives) and by increases in COGS and SG&A expenses.
DEBT

Debt (R$ million)	3Q24	2Q24	Δ Q-o-Q	3Q23	Δ Y-o-Y
Local Currency	17,983	16,723	8%	15,770	14%
Short Term	858	710	21%	1,921	-55%
Long Term	17,126	16,012	7%	13,849	24%
Foreign Currency	69,787	71,902	-3%	62,781	11%
Short Term	6,864	6,540	5%	2,698	—
Long Term	62,923	65,362	-4%	60,083	5%
Gross Debt	87,770	88,624	-1%	78,551	12%
(-) Cash	17,596	22,062	-20%	20,927	-16%
Net debt	70,175	66,563	5%	57,624	22%
Net debt/Adjusted EBITDA¹ (x) - R$	3.2x	3.5x	-0.3x	2.6x	0.6x
Net debt/Adjusted EBITDA¹ (x) – US$	3.1x	3.2x	-0.1x	2.7x	0.4x
1Excluding non-recurring items.
On September 30th, 2024, gross debt totaled R$87.8 billion and was composed of 91% long-term maturities and 9% short-term maturities. Foreign currency debt corresponded to 80% of the Company's total debt at the end of the quarter. The percentage of gross debt in foreign currency, considering the effect of debt hedge, was 89%. Compared to 3Q23, gross debt decreased 1%, mainly due to the amortization of principal and interest and a positive foreign exchange variation of R$ 1.371 million, partially offset by the accrual of interest and new funding during the period. Suzano ended 3Q24 with 43% of total debt linked to ESG instruments.
Suzano contracts debt in foreign currency as a natural hedge, since net operating cash generation is mostly denominated in foreign currency (USD) due to its predominant status as an exporter. This structural exposure allows the Company to match loans and financing payments in USD with receivable flows from sales.
Gross Debt Evolution (R$ million)

1Corresponding mainly to transaction costs (issue, funding, goodwill, discount and loss on business combinations, etc.).
On September 30th, 2024, the total average cost of debt in USD was 4.9% p.a. (considering the debt in BRL adjusted by the market swap curve), compared to 5.1% p.a. on June 30, 2024. The average term of consolidated debt at the end of the quarter was 77 months, compared to 78 months at the end of 2Q24.

3Q24 EARNINGS RELEASE
1Considers the portion of debt with swap for fixed rate in foreign currency. The exposure of the original debt was: Fixed (US$) – 53%, Libor/SOFR– 27%, CDI – 11%, Other (Fixed R$, IPCA, TJLP, others) – 9%.
2Considers the portion of debt with currency swaps. The original debt was 80% denominated in USD and 20% in BRL.
Cash and cash equivalents and financial investments on September 30th, 2024 amounted to R$17.6 billion, 24% of which were in foreign currency, allocated to remunerated account or in short-term fixed-income investments abroad. The remaining 76% was invested in local currency fixed-income bonds (mainly CDBs, but also in government bonds and others), remunerated at the CDI rate.
On September 30th, 2024, the company also had a stand-by credit facility totaling R$6.9 billion (US$1.3 billion) available through February 2027. This facility strengthens the company's liquidity position and can be withdrawn during times of uncertainty. As a result, the cash and equivalents of R$17.6 billion plus the stand-by credit facilities amounted to a readily available cash position of R$24.5 billion on September 30th, 2024. Moreover, the Company has a financing agreement with IFC (US$350 million) and Finnvera (US$800 million) related to the Cerrado Project, as per the Notices to the Market of November 1, 2022 and December 22, 2022, which has not yet been withdrawn, further strengthening its liquidity position.
On September 30th, 2024, net debt stood at R$70.2 billion (US$12.9 billion), compared to R$66.6 billion (US$12.0 billion) on June 30th, 2024. The increase is mainly explained by higher disbursements related to share buybacks, acquisitions of land and forestry assets and acquisition of equity interest in the company Lenzing. For more details, see the Free Cash Flow section.
Financial leverage, measured as the ratio of net debt to Adjusted EBITDA in BRL, stood at 3.2 times on September 30th, 2024 (3.5 times on June 30th, 2024). The same ratio in USD (the measure established in Suzano’s financial policy), fell to 3.1 times on June 30th, 2024 (3.2 times on June 30th, 2024).

3Q24 EARNINGS RELEASE
The breakdown of total gross debt between trade and non-trade finance on September 30th, 2024 is shown below:

	3M24	2025	2026	2027	2028	2029 onwards	Total
Trade Finance¹	46%	64%	59%	50%	42%	3%	23%
Non-Trade Finance²	54%	36%	41%	50%	58%	97%	77%
1EEC, ECN, EPP
2Bonds, BNDES, CRA, Debentures, among others.
CAPEX
In 3Q24, capital expenditure (cash basis) totaled R$5,733 million. The 45% increase compared to 2Q24 was mainly due to: i) the completion of the acquisition of land and forests totaling 70 thousand hectares, managed by BTG Pactual Timberland Investment Group, for R$2,123 million (as per the Material Fact notice dated July 31, 2024); ii) higher expenses with forest maintenance, mainly related to the increased volume of standing timber purchases from third parties; iii) higher expenses with industrial maintenance, which is explained by the disbursement schedule; iv) increased payment flow for projects announced on October 26, 2023 (fluff expansion, tissue, and new boiler in Aracruz). These factors were partially offset by lower investments in the Cerrado Project, in line with its disbursement curve.
Regarding 3Q23, the 30% increase is mainly due to i) the increase in disbursement for land and forests given the completion of the deal for land and forests as mentioned earlier; ii) increased forest maintenance associated with the start of forest operations at the Ribas do Rio Pardo Unit; iii) higher expenses with the strategic projects announced on October 26th, 2023 in Espírito Santo (new tissue mill in Aracruz and new biomass boiler - item "Others") and the fluff production expansion project (line item - 'Expansion and Modernization'). These factors were partially offset by: i) lower expenses with the Cerrado Project; ii) the decrease in the Expansion and Modernization line due to the completion of the energy efficiency project at the Jacareí mill; and iii) lower expenses with industrial maintenance.

3Q24 EARNINGS RELEASE

Investments (R$ million)¹	3Q24	2Q24	Δ Q-o-Q	3Q23	Δ Y-o-Y	LTM 3Q24	Guidance 2024
Maintenance	2,128	1,785	19%	1,799	18%	7,698	7,677
Industrial maintenance	331	204	62%	401	-17%	1,258	1,263
Forestry maintenance	1,743	1,565	11%	1,339	30%	6,282	6,177
Others	54	16	—	59	-9%	158	238
Expansion and modernization	114	41	181%	190	-40%	339	331
Land and forestry	2,473	462	—	253	—	3,558	3,296
Others²	123	60	107%	21	—	308	544
Cerrado Project	893	1,607	-44%	2,140	-58%	6,160	4,605
Total	5,733	3,955	45%	4,404	30%	18,063	16,453
1The amounts in the table above do not include the effect of ICMS credit monetization in the state of Espírito Santo. It does not include the acquisition of the minority stake in Lenzing.
2Correspond to investments in the state of Espírito Santo (biomass boiler and new Tissue machine), according to the Material Fact of 10/26/2023, as well as investments in Port Terminals.
3Guidance does not include the investments related to the acquisition of Pactiv assets in Pine Bluff and the stake in Lenzing.
OPERATING CASH FLOW

Operating Cash Flow (R$ million)	3Q24	2Q24	Δ Q-o-Q	3Q23	Δ Y-o-Y	LTM 3Q24
Adjusted EBITDA[1]	6,523	6,288	4%	3,695	77%	21,873
Maintenance Capex[2]	(2,128)	(1,785)	19%	(1,799)	18%	(7,698)
Operating Cash Flow	4,394	4,503	-2%	1,896	132%	14,175
Operating Cash Flow (R$/t)	1,467	1,565	-6%	673	118%	1,208
1Excludes non-recurring items.
2Cash basis.
Operating cash flow, measured by adjusted EBITDA less sustaining capex (cash basis), amounted to R$4,394 million in 3Q24. The 6% decrease in operating cash flow per ton in relation to 2Q24 is mainly due to higher sustaining capex per ton and lower adjusted EBITDA per ton. Compared to 3Q23, operating cash flow per ton increased 118%, due to higher Adjusted EBITDA per ton, partially offset by higher sustaining capex per ton.
Operating Cash Flow per ton (R$/ton)

+118%	-6%

▼

3Q24 EARNINGS RELEASE
FREE CASH FLOW

Free Cash Flow (R$ million)	3Q24	2Q24	Δ Q-o-Q	3Q23	Δ Y-o-Y	LTM 3Q24
Adjusted EBITDA	6,523	6,288	4%	3,695	77%	21,873
(-) Total Capex¹	(7,692)	(4,326)	—	(4,492)	—	(18,512)
(-) Leases contracts – IFRS 16	(313)	(313)	—	(293)	—	(1,295)
(+/-) △ Working capital[2]	568	643	-12%	340	67%	2,167
(-) Net interest[3]	(1,170)	(438)	—	(1,460)	—	(3,756)
(-) Income taxes	(91)	(118)	—	(166)	—	(317)
(-) Dividend and interest on own capital payment/Share Buyback Program	(2,497)	(9)	—	(160)	—	(4,315)
(+/-) Derivative cash adjustment	331	(1,127)	—	720	-54%	822
Free cash flow	(4,341)	601	—	(1,815)	—	(3,332)
(+) Capex ex-maintenance	5,677	1,313	332%	2,839	100%	12,535
(+) Dividend and interest on own capital payment/Share Buyback Program	2,497	9	—	160	—	4,315
Free cash flow – Adjusted[4]	3,833	1,922	99%	1,183	224%	13,518
1Accrual basis, except for the investment related to the Cerrado Project in 2Q23 and onwards, as per note 15 (Property, Plant and Equipment) to the Financial Statements. Also considering the acquisition of land and forestry assets, and minority stake acquisition on Lenzing.
2Considers costs of capitalized loans paid (3Q24: R$81 million | 2Q24: R$425 million | 3Q23: R$305 million), with no impact on FCL as it is accounted for with the opposite sign in the Total Capex line item.
3Considers interest paid on debt and interest received on financial investments.
4Free cash flow prior to dividend and interest on own capital payments, share buyback program and capex ex-maintenance (accrual basis).
Adjusted Free Cash Flow in 3Q24 was R$3,833 million, compared to R$1,922 million in 2Q24 and R$1,183 million in 3Q23. Compared to the previous period, the indicator increased by 99% mainly due to: i) positive cash adjustment of derivatives (versus the negative result in the previous quarter); ii) lower sustaining capex on accrual basis; and iii) higher Adjusted EBITDA. These effects were partially offset by the higher concentration of interest payments in the period.
Compared to 3Q23, Adjusted Free Cash Flow decreased 224%, due to the higher adjusted EBITDA, lower interest disbursements and greater release of working capital, mainly due to the increase in suppliers (the start-up of the Ribas do Rio Pardo Unit, increasing the purchase volume). These effects were partially offset by the lower positive cash adjustment of derivatives and higher sustaining capex on an accrual basis.
EVOLUTION OF NET DEBT
Following were the changes in net debt in 3Q24:
1Accrual basis, except for the capex related to Cerrado Project (cash basis), as per the Cash Flow Statement.
2Net of exchange variations on cash and financial investments.
3Considers cash amounts related to derivative adjustments, lease agreements and other items.

3Q24 EARNINGS RELEASE
ESG
In September 2024, Suzano established a partnership with Conservation International (CI) - Brazil, an organization committed to protecting biodiversity, combating climate change and empowering local communities. This cooperation is aligned with Suzano's Commitment to Renewing Life, which aims to connect half a million hectares of priority areas for biodiversity conservation in the Cerrado, Atlantic Forest and Amazon biomes by 2030, through the implementation of ecological corridors. To learn more about the initiative, visit: https://www.conservation.org.
Also this quarter, Suzano entered into an alliance with the UN Global Compact and the International Labour Organization (ILO) for the implementation of a Human Rights Due Diligence program, aligned with the new European guidelines, the Corporate Sustainability Due Diligence Directive (CSDDD). This initiative not only reinforces the Company's commitment to human rights and decent work but also aims to offer new recommendations to minimize risks in the forestry sector. To find out more about the initiative, visit: https://www.corporate-sustainability-due-diligence-directive.com/

TOTAL OPERATIONAL EXPENDITURE - PULP
As disclosed in the Material Fact notice of February 28th, 2024, total operational expenditure forecast for 2027 is approximately R$1,750 per ton and the indicator has been evolving according to plan, considering the exchange rate and monetary premises used. Said estimate refers to the currency in real terms of 2024.

CAPITAL MARKETS
On September 30th, 2024, Suzano’s stock was quoted at R$54.44/share (SUZB3) and US$10.00/share (SUZ). The Company’s stock is listed on the Novo Mercado, the listing segment of the São Paulo Stock Exchange (B3 – Brasil, Bolsa e Balcão) with the highest corporate governance standards, and on the New York Stock Exchange (NYSE) - Level II.
Source: Bloomberg.
Liquidity - SUZB3

3Q24 EARNINGS RELEASE
Source: Bloomberg.

As per the Notice to the Market disclosed on August 15th, Suzano completed the "January/2024 Program" and started the "August/2024 Program", disclosed in a Material Fact notice on August 9th. By the end of September 2024, within the scope of the aforementioned programs, the Company had traded 38,680,800 shares, at an average cost of R$55.00, representing R$2.11 billion in market value, according to the monthly reports released by the Company in compliance with CVM Instruction 44.
On September 30th, 2024, the Company's capital stock was represented by 1,264,117,615 common shares, of which 24,875,787 were held in Treasury (includes cancellation of 40 million shares, announced on August 9th, 2024). Suzano’s market capitalization on the same date (ex-treasury shares) stood at R$67.5 billion. Free float in 3Q24 corresponded to 49% of the total capital.

Free Float distribution 09/30/2024 (B3+NYSE)	Ownership Structure (09/30/2024)
1 Considers the transaction date, while accounting records it on the settlement date. Consequently, the Cash Flow Statement shows an amount of R$ 2.5 billion due to transactions that occurred in June but were settled in July, resulting in a carryover of R$ 369 million.

3Q24 EARNINGS RELEASE
FIXED INCOME

	Unit	Sep/24	Jun/24	Sep/23	Δ Q-o-Q	Δ Y-o-Y
Fibria 2025 – Price	USD/k	99.75	98.90	97.61	1%	2%
Fibria 2025 – Yield	%	4.85	5.90	5.96	-18%	-19%
Suzano 2026 – Price	USD/k	101.68	100.00	99.05	2%	3%
Suzano 2026 – Yield	%	4.76	5.75	6.12	-17%	-22%
Fibria 2027 – Price	USD/k	101.84	99.39	98.27	2%	4%
Fibria 2027 – Yield	%	4.64	5.76	6.08	-19%	-24%
Suzano 2028 – Price	USD/k	91.34	87.89	83.33	4%	10%
Suzano 2028 – Yield	%	4.94	5.79	6.49	-15%	-24%
Suzano 2029 – Price	USD/k	103.31	99.92	97.66	3%	6%
Suzano 2029 – Yield	%	5.13	6.02	6.53	-15%	-21%
Suzano 2030 – Price	USD/k	99.69	94.90	91.14	5%	9%
Suzano 2030 – Yield	%	5.07	6.10	6.75	-17%	-25%
Suzano 2031 – Price	USD/k	92.15	87.03	82.41	6%	12%
Suzano 2031 – Yield	%	5.23	6.19	6.86	-16%	-24%
Suzano 2032 – Price	USD/k	87.03	81.77	76.57	6%	14%
Suzano 2032 – Yield	%	5.29	6.19	6.88	-14%	-23%
Suzano 2047 – Price	USD/k	110.25	102.38	95.89	8%	15%
Suzano 2047 – Yield	%	6.15	6.79	7.37	-9%	-17%
Treasury 10 years	%	3.79	4.40	4.57	-14%	-17%
Note: Senior Notes issued with face value of 100 USD/k.

RATINGS

Agency	National Scale	Global Scale	Outlook
Fitch Ratings	AAA	BBB-	Stable
Standard & Poor’s	br.AAA	BBB-	Stable
Moody’s	Aaa.br	Baa3	Positive

3Q24 EARNINGS RELEASE
UPCOMING EVENTS
Earnings Conference Call (3Q24)

Date: October 25th, 2024 (Friday)

Portuguese (simultaneous translation)	English
10:00 a.m. (Brasília)	10:00 a.m. (Brasília)
9 a.m. (New York)	9:00 a.m. (New York)
2:00 p.m. (London)	2:00 p.m. (London)
The conference call will be held in English and feature a presentation, with simultaneous webcast. The access links will be available on the Company’s Investor Relations website (www.suzano.com.br/ri).
If you are unable to participate, the webcast link will be available for future consultation on the Investor Relations website of Suzano.
Suzano Investor Day 2024
December 12th, 2024 (Thursday)
Hotel Pullman Vila Olímpia | São Paulo (Hybrid - with online broadcast)
December 13th, 2024 (Friday)
Ribas do Rio Pardo Unit | Mato Grosso do Sul
For more information, please visit the event's website: (https://suzanoinvestorday.com/).
IR CONTACTS
Marcelo Bacci
Camila Nogueira
Roberto Costa
Mariana Spinola
Luísa Puccini
Arthur Trovo

Tel.: +55 (11) 3503-9330
ri@suzano.com.br
www.suzano.com.br/ri

3Q24 EARNINGS RELEASE
APPENDICES
APPENDIX 1 – Operating Data

Revenue Breakdown (R$ '000)	3Q24	2Q24	Δ Q-o-Q	3Q23	Δ Y-o-Y	9M24	9M23	Δ Y-o-Y
Exports	9,715,968	9,190,876	6%	6,731,445	44%	26,306,788	22,946,059	15%
Pulp	9,143,023	8,671,229	5%	6,164,170	48%	24,687,930	21,217,024	16%
Paper	572,945	519,647	10%	567,275	1%	1,618,858	1,729,035	-6%
Domestic Market	2,557,578	2,303,260	11%	2,216,568	15%	6,919,496	6,437,971	7%
Pulp	659,962	563,780	17%	440,860	50%	1,709,910	1,690,353	1%
Paper	1,897,616	1,739,480	9%	1,775,708	7%	5,209,586	4,747,618	10%
Total Net Revenue	12,273,546	11,494,136	7%	8,948,013	37%	33,226,284	29,384,030	13%
Pulp	9,802,985	9,235,009	6%	6,605,030	48%	26,397,840	22,907,377	15%
Paper	2,470,561	2,259,127	9%	2,342,983	5%	6,828,444	6,476,653	5%

Sales volume (‘000)	3Q24	2Q24	Δ Q-o-Q	3Q23	Δ Y-o-Y	9M24	9M23	Δ Y-o-Y
Exports	2,556,854	2,465,381	4%	2,404,086	6%	7,348,816	7,183,949	2%
Pulp	2,459,208	2,371,442	4%	2,308,084	7%	7,053,758	6,933,668	2%
Paper	97,646	93,939	4%	96,002	2%	295,058	250,281	18%
Paperboard	9,120	9,349	-2%	5,529	65%	26,298	15,959	65%
Printing & Writing	86,053	83,189	3%	90,422	-5%	264,691	234,200	13%
Other paper¹	2,473	1,401	—	51	—	4,069	122	—
Domestic Market	438,268	412,256	6%	412,575	6%	1,237,283	1,175,247	5%
Pulp	176,069	173,317	2%	177,878	-1%	526,980	520,712	1%
Paper	262,199	238,939	10%	234,697	12%	710,303	654,535	9%
Paperboard	42,579	33,995	25%	37,029	15%	110,889	107,704	3%
Printing & Writing	155,896	142,491	9%	136,054	15	414,044	418,747	-1%
Other paper¹	63,724	62,453	2%	61,614	3%	185,370	128,084	45%
Total Sales Volume	2,995,122	2,877,637	4%	2,816,661	6%	8,586,099	8,359,196	3%
Pulp	2,635,277	2,544,759	4%	2,485,962	6%	7,580,738	7,454,380	2%
Paper	359,845	332,878	8%	330,699	9	1,005,361	904,816	11%
Paperboard	51,699	43,344	19%	42,558	21%	137,187	123,663	11%
Printing & Writing	241,949	225,680	7%	226,476	7%	678,735	652,947	4%
Other paper¹	66,197	63,854	4%	61,665	7%	189,439	128,206	48%
1Paper of other manufacturers sold by Suzano and tissue paper.

3Q24 EARNINGS RELEASE

Average net price (R$/t)	3Q24	2Q24	Δ Q-o-Q	3Q23	Δ Y-o-Y	9M24	9M23	Δ Y-o-Y
Exports	3,800	3,728	2%	2,800	36%	3,580	3,194	12%
Pulp	3,718	3,657	2%	2,671	39%	3,500	3,060	14%
Paper	5,868	5,532	6%	5,909	-1%	5,487	6,908	-21%
Domestic Market	5,836	5,587	4%	5,373	9%	5,592	5,478	2%
Pulp	3,748	3,253	15%	2,478	51%	3,245	3,246	—%
Paper	7,237	7,280	-1%	7,566	-4%	7,334	7,253	1%
Total	4,098	3,994	3%	3,177	29%	3,870	3,515	10%
Pulp	3,720	3,629	3%	2,657	40%	3,482	3,073	13%
Paper	6,866	6,787	1%	7,085	-3%	6,792	7,158	-5%

Average net price (US$/t)	3Q24	2Q24	Δ Q-o-Q	3Q23	Δ Y-o-Y	9M24	9M23	Δ Y-o-Y
Exports	685	715	-4%	574	19%	683	638	7%
Pulp	670	702	-4%	547	23%	667	611	9%
Paper	1,058	1,061	—%	1,211	-13%	1,046	1,379	-24%
Domestic Market	1,052	1,072	-2%	1,101	-4%	1,066	1,094	-3%
Pulp	676	624	8%	508	33%	619	648	-4%
Paper	1,305	1,397	-7%	1,550	-16%	1,398	1,448	-3%
Total	739	766	-4%	651	14%	738	702	5%
Pulp	671	696	-4%	544	23%	664	614	8%
Paper	1,238	1,302	-5%	1,452	-15%	1,295	1,429	-9%

FX Rate R$/US$	3Q24	2Q24	Δ Q-o-Q	3Q23	Δ Y-o-Y	9M24	9M23	Δ Y-o-Y
Closing	5.45	5.56	-2%	5.01	9%	5.45	5.01	9%
Average	5.55	5.21	6%	4.88	14%	5.24	5.01	5%

3Q24 EARNINGS RELEASE
APPENDIX 2 – Consolidated Statement of Income and Goodwill Amortization

Income Statement (R$ ‘000)	3Q24	2Q24	Δ Q-o-Q	3Q23	Δ Y-o-Y	9M24	9M23	Δ Y-o-Y

Net Revenue	12,273,546	11,494,136	7%	8,948,013	37%	33,226,284	29,384,030	13%
Cost of Goods Sold	(6,847,701)	(6,093,238)	12%	(6,104,256)	12%	(18,640,810)	(18,301,111)	2%
Gross Debt	5,425,845	5,400,898	—	2,843,757	91%	14,585,474	11,082,919	32%
Gross Margin	44%	47%	-3 p.p.	32%	12 p.p.	44%	38%	6 p.p.

Operating Expense/Income	(1,316,446)	(787,252)	—	(1,160,262)	13%	(3,310,203)	(2,024,459)	64%
Selling Expenses	(728,319)	(700,054)	4%	(653,574)	11%	(2,081,788)	(1,884,736)	10%
General and Administrative Expenses	(568,854)	(557,771)	2%	(490,893)	16%	(1,629,599)	(1,308,336)	25%
Other Operating Income (Expenses)	(7,945)	464,180	—	(9,546)	-17%	416,026	1,174,443	-65
Equity Equivalence	(11,328)	6,393	-277%	(6,249)	—	(14,842)	(5,830)	—
EBIT	4,109,399	4,613,646	-11%	1,683,495	144%	11,275,271	9,058,460	24%

Depreciation, Amortization & Depletion	2,303,266	2,128,756	8%	1,939,646	19%	6,414,046	5,533,164	16%

EBITDA	6,412,665	6,742,402	-5%	3,623,141	77%	17,689,317	14,591,624	21%
EBITDA Margin	52%	59%	-6 p.p.	40%	12 p.p.	53%	50%	4 p.p.

Adjusted EBITDA¹	6,522,508	6,287,867	4%	3,694,966	77%	17,368,281	13,768,462	26%
Adjusted EBITDA Margin¹	53%	55%	-2 p.p.	41%	12 p.p.	52%	47%	5 p.p.

Net Financial Result	867,762	(11,073,675)	—	(3,494,316)	—	(13,245,961)	3,511,470	—
Financial Expenses	420,938	456,888	-8%	425,746	-1%	1,302,043	1,215,644	7%
Financial Revenues	(1,567,007)	(1,152,893)	36%	(1,175,608)	33%	(3,850,300)	(3,483,674)	11%
Exchange Rate Variation	782,452	(3,890,341)	—	(864,399)	—	(3,742,426)	4,034,620	—
Net Proceeds Generated by Derivatives	1,231,379	(6,487,329)	—	(1,880,055)	—	(6,955,278)	1,744,880	—
Earnings Before Taxes	4,977,161	(6,460,029)	—	(1,810,821)	—	(1,970,690)	12,569,930	—

Income and Social Contribution Taxes	(1,739,810)	2,694,512	—	1,082,064	—	1,662,556	(2,978,271)	—

Net Income (Loss)	3,237,351	(3,765,517)	—	(728,757)	—	(308,134)	9,591,659	-103%
Net Margin	26%	-33%	59 p.p.	-8%	35 p.p.	-1%	33%	-34 p.p.
1Excluding non-recurring items and PPA effects.

Goodwill amortization - PPA (R$ ‘000)	3Q24	2Q24	Δ Q-o-Q	3Q23	Δ Y-o-Y
COGS	(115,596)	(115,398)	—	(150,444)	-23%
Selling Expenses	(207,374)	(207,475)	—	(207,574)	—
General and administrative expenses	(7,974)	(7,962)	—	(5,022)	59%
Other operational revenues (expenses)	11,044	4,142	167%	3,585	208%

3Q24 EARNINGS RELEASE
APPENDIX 3 – Consolidated Balance Sheet

Assets (R$ ’000)	09/30/2024	06/30/2024	09/30/2023

Current Assets
Cash and cash equivalents	5,818,031	7,246,498	5,526,463
Financial investments	11,311,861	14,360,936	14,947,272
Trade accounts receivable	7,268,889	7,224,926	6,650,210
Inventories	7,729,122	7,126,680	6,478,233
Recoverable taxes	1,303,399	986,254	933,616
Derivative financial instruments	1,232,059	1,161,258	2,849,012
Advance to suppliers	118,167	127,180	111,547
Dividend’s receivable	—	—	—
Other assets	996,174	889,421	730,267
Total Current Assets	35,777,702	39,123,153	38,226,620

Non-Current Assets
Financial investments	465,639	454,077	453,301
Recoverable taxes	1,220,442	1,398,048	1,393,137
Deferred taxes	3,316,202	4,418,401	1,294,389
Derivative financial instruments	2,791,429	2,723,363	1,537,438
Advance to suppliers	2,502,248	2,412,921	2,113,874
Judicial deposits	485,353	420,103	354,142
Other assets	139,656	172,666	354,913

Biological assets	20,832,432	19,801,748	17,383,360
Investments	1,917,844	656,738	643,452
Property, plant and equipment	64,474,165	62,025,794	57,718,542
Right of use on lease agreements	5,150,077	5,153,462	5,267,493
Intangible	14,138,800	14,333,837	14,877,234
Total Non-Current Assets	117,434,287	113,971,158	103,391,275
Total Assets	153,211,989	153,094,311	141,617,895

Liabilities and Equity (R$ ’000)	09/30/2024	06/30/2024	09/30/2023

Current Liabilities
Trade accounts payable	5,341,937	5,058,959	5,905,156
Loans, financing and debentures	7,721,426	7,250,222	4,619,083
Accounts payable for lease operations	794,647	797,863	755,867
Derivative financial instruments	565,392	469,544	600,355
Taxes payable	612,585	495,137	399,623
Payroll and charges	889,889	710,758	767,434
Liabilities for assets acquisitions and subsidiaries	17,596	103,488	93,167
Dividends and interest on own capital payable	3,106	3,010	2,682
Advance from customers	170,124	152,378	132,668
Other liabilities	374,219	712,716	294,974
Total Current Liabilities	16,490,921	15,754,075	13,571,009

Non-Current Liabilities
Loans, financing and debentures	80,049,026	81,374,152	73,931,955
Accounts payable for lease operations	5,814,627	5,806,489	5,633,226
Derivative financial instruments	4,853,868	5,262,785	2,109,636
Liabilities for assets acquisitions and subsidiaries	90,152	107,738	96,038
Provision for judicial liabilities	2,961,539	2,862,828	3,198,343
Actuarial liabilities	850,987	845,262	704,258
Deferred taxes	12,596	12,596	24,312
Share-based compensation plans	307,798	291,166	251,089
Provision for loss on investments in subsidiaries	—	—	—
Advance from customers	74,715	74,715	91,423
Other liabilities	104,002	88,310	128,853
Total Non-Current Liabilities	95,119,310	96,726,041	86,169,133
Total Liabilities	111,610,231	112,480,116	99,740,142

Shareholders’ Equity
Share capital	19,235,546	19,235,546	9,235,546
Capital reserves	48,162	34,244	24,664
Treasury shares	(1,339,197)	(1,304,843)	(1,484,014)
Retained earnings reserves	22,472,411	24,522,473	22,690,645
Other reserves	1,322,487	1,526,009	1,637,970
Retained earnings	(268,657)	(3,518,499)	9,657,484
Controlling shareholders’	41,470,752	40,494,930	41,762,295
Non-controlling interest	131,006	119,265	115,458
Total Equity	41,601,758	40,614,195	41,877,753
Total Liabilities and Equity	153,211,989	153,094,311	141,617,895

3Q24 EARNINGS RELEASE
APPENDIX 4 – Consolidated Statement of Cash Flow

Cash Flow (R$ ’000)	3Q24	3Q23	9M24	9M23
OPERATING ACTIVITIES
Net income (loss) for the period	3,237,351	(728,757)	(308,134)	9,591,659

Depreciation, depletion and amortization	2,216,672	1,842,886	6,159,860	5,294,748
Depreciation of right of use	86,594	96,762	254,186	238,416
Interest expense on lease liabilities	113,038	110,562	335,223	333,799
Result from sale and disposal of property, plant and equipment and biological assets, net	8,269	62,813	132,693	174,008
Income (expense) from associates and joint ventures	11,328	6,249	14,842	5,830
Exchange rate and monetary variations, net	(1,231,379)	1,880,055	6,955,278	(1,744,880)
Interest expenses on financing, loans and debentures	1,397,371	1,227,912	3,943,303	3,537,499
Capitalized loan costs	(80,886)	(305,113)	(883,401)	(816,763)
Accrual of interest on marketable securities	(313,751)	(312,044)	(959,196)	(841,931)
Amortization of transaction costs	18,100	17,574	57,716	49,995
Derivative gains, net	(782,452)	864,399	3,742,426	(4,034,620)
Fair value adjustment of biological assets	—	—	(539,003)	(1,256,315)
Deferred income tax and social contribution	1,169,375	(1,133,864)	(2,703,195)	2,715,468
Interest on actuarial liabilities	18,962	17,374	56,888	51,989
Provision for judicial liabilities, net	40,472	18,857	94,152	81,011
Tax litigation reduction program	—	—	—	14,031
Provision for doubtful accounts, net	(872)	12,827	(875)	23,114
Provision for inventory losses, net	5,082	15,158	19,796	14,304
Provision for loss of ICMS credits, net	69,256	59,217	47,809	262,178
Tax credits	—	—	—	—
Other	(11,300)	18,834	17,260	29,328
Decrease (increase) in assets	(728,876)	(272,899)	(1,081,871)	1,828,091
Trade accounts receivable	(189,785)	13,794	232,660	2,587,427
Inventories	(369,623)	8,908	(1,037,125)	(363,387)
Recoverable taxes	(187,104)	(283,513)	(261,306)	(619,320)
Other assets	17,636	(12,088)	(16,100)	223,371
Increase (decrease) in liabilities	1,216,487	307,826	1,555,687	62,429
Trade accounts payable	825,431	169,506	1,083,029	64,470
Taxes payable	204,603	144,087	428,622	226,151
Payroll and charges	182,587	137,523	126,439	73,625
Other liabilities	3,866	(143,290)	(82,403)	(301,817)
Cash generated from operations	6,458,841	3,806,628	16,911,444	15,613,388
Payment of interest on financing, loans and debentures	(1,867,310)	(1,584,454)	(4,397,301)	(3,936,938)
Capitalized loan costs paid	80,886	305,113	883,401	816,763
Interest received on marketable securities	697,162	124,400	1,267,991	516,001
Payment of income taxes	(90,695)	(165,961)	(263,982)	(255,443)
Cash provided by operating activities	5,278,884	2,485,726	14,401,553	12,753,771

INVESTING ACTIVITIES
Additions to property, plant and equipment	(2,151,082)	(3,065,087)	(7,176,256)	(8,824,534)
Additions to intangible	(58,199)	(5,529)	(142,765)	(5,726)
Additions to biological assets	(1,898,354)	(1,433,061)	(5,357,563)	(4,332,093)
Proceeds from sales of property, plant and equipment and biological assets	24,749	47,804	112,928	145,216
Capital increase in affiliates	(9,945)	—	(37,264)	(35,075)
Marketable securities, net	2,615,119	(6,608,092)	1,720,146	(7,291,597)
Advances for acquisition (receipt) of wood from operations with development and partnerships	(97,446)	(143,834)	(281,441)	(553,858)
Dividends received	—	—	—	4,869
Asset acquisition	(2,143,821)	—	(2,143,821)	(1,615,140)
Acquisition of subsidiaries	—	11,939	—	(1,060,718)
Acquisition of other investments	(1,440,503)	—	(1,440,503)	—
Net cash from acquisition of subsidiaries	19,113	—	19,113	5,002
Cash used in investing activities	(5,140,369)	(11,195,860)	(14,727,426)	(23,563,654)

FINANCING ACTIVITIES
Proceeds from loans, financing and debentures	1,178,871	4,694,924	12,113,151	9,971,740
Proceeds of derivative transactions	330,514	720,214	(352,273)	2,385,114
Payment of loans, financing and debentures	(210,162)	(2,718,458)	(9,131,344)	(3,483,991)
Payment of leases	(312,994)	(292,841)	(946,205)	(869,973)
Payment of interest on own capital	98	3	(1,318,320)	(2,412)
Liabilities for assets acquisitions and subsidiaries	(58,467)	(99,995)	(58,467)	(116,924)
Shares repurchased	(2,496,812)	(159,862)	(2,806,764)	(880,914)
Cash provided (used) by financing activities	(1,568,952)	2,143,985	(2,500,222)	7,002,640

EXCHANGE VARIATION ON CASH AND CASH EQUIVALENTS	1,970	232,197	298,255	(172,245)

Increase (decrease) in cash and cash equivalents, net	(1,428,467)	(6,333,952)	(2,527,840)	(3,979,488)
At the beginning of the period	—	11,860,415	8,345,871	9,505,951
At the end of the period	(1,428,467)	5,526,463	5,818,031	5,526,463
Increase (decrease) in cash and cash equivalents, net	(1,428,467)	(6,333,952)	(2,527,840)	(3,979,488)

3Q24 EARNINGS RELEASE
APPENDIX 5 – EBITDA

(R$ '000, except where otherwise indicated)	3Q24	3Q23	9M24	9M23
Net income	3,237,351	(728,757)	(308,134)	9,591,659
Net Financial Result	(867,762)	3,494,316	13,245,961	(3,511,470)
Income and Social Contribution Taxes	1,739,810	(1,082,064)	(1,662,556)	2,978,271
EBIT	4,109,399	1,683,495	11,275,271	9,058,460
Depreciation, Amortization and Depletion	2,303,266	1,939,646	6,414,046	5,533,164
EBITDA¹	6,412,665	3,623,141	17,689,317	14,591,624
EBITDA Margin	52%	40%	53%	54%

Fair Value Update - Biological Asset	—	—	(539,003)	(1,256,315)
Tax credits - Exclusion of ICMS in the PIS and COFINS calculation base	(265)	—	(265)	—
Donations for catastrophes and pandemics	59	—	275	—
Equity method	11,328	6,249	14,842	5,830
Extinction of packaging business line	7	—	1,220	—
Penalties for termination with contracts	—	(11,114)	—	49,737
Business Combination expenses	22,076	12,237	22,076	24,343
Effective loss of the development contract advance program	(735)	3,214	—	3,213
Accruals for losses on ICMS credits	69,255	59,217	47,807	262,177
Income from disposal and write-off of property, plant and equipment and biological assets	8,118	2,022	132,012	87,854
Adjusted EBITDA	6,522,508	3,694,966	17,368,281	13,768,462
Adjusted EBITDA Margin	53%	41%	52%	47%
1The Company's EBITDA is calculated in accordance with CVM Instruction 527 of October 4, 2012.

3Q24 EARNINGS RELEASE
APPENDIX 6 – Segmented Income Statement

Segmented Financial Statement (R$ '000)	3Q24				3Q23
	Pulp	Paper	Non Segmented	Total Consolidated	Pulp	Paper	Non Segmented	Total Consolidated

Net Revenue	9,802,985	2,470,561	—	12,273,546	6,605,030	2,342,983	—	8,948,013
Cost of Goods Sold	(5,324,082)	(1,523,619)	—	(6,847,701)	(4,712,452)	(1,391,804)	—	(6,104,256)
Gross Profit	4,478,903	946,942	—	5,425,845	1,892,578	951,179	—	2,843,757
Gross Margin	46%	38%	—	44%	29%	41%	—	32%

Operating Expense/Income	(930,901)	(385,545)	—	(1,316,446)	(809,177)	(351,085)	—	(1,160,262)
Selling Expenses	(481,664)	(246,655)	—	(728,319)	(452,208)	(201,366)	—	(653,574)
General and Administrative Expenses	(417,998)	(150,856)	—	(568,854)	(334,279)	(156,614)	—	(490,893)
Other Operating Income (Expenses)	(11,047)	3,102	—	(7,945)	(12,367)	2,821	—	(9,546)
Equity Equivalence	(20,192)	8,864	—	(11,328)	(10,323)	4,074	—	(6,249)
EBIT	3,548,002	561,397	—	4,109,399	1,083,401	600,094	—	1,683,495

Depreciation, Amortization & Depletion	2,015,880	287,386	—	2,303,266	1,757,205	182,441	—	1,939,646

EBITDA	5,563,882	848,783	—	6,412,665	2,840,606	782,535	—	3,623,141
EBITDA Margin	57%	34%	—	52%	43%	33%	—	40%

Adjusted EBITDA¹	5,697,031	825,477	—	6,522,508	2,912,382	782,584	—	3,694,966
Adjusted EBITDA Margin¹	58%	33%	—	53%	44%	33%	—	41%

Net Financial Result	—	—	867,762	867,762	—	—	(3,494,316)	(3,494,316)

Earnings Before Taxes	3,548,002	561,397	867,762	4,977,161	1,083,401	600,094	(3,494,316)	(1,810,821)

Income and Social Contribution Taxes	—	—	(1,739,810)	(1,739,810)	—	—	1,082,064	1,082,064

Net Income (Loss)	3,548,002	561,397	(872,048)	3,237,351	1,083,401	600,094	(2,412,252)	(728,757)
Net Margin	36%	23%	—	26%	16%	26%	—	-8%
1Excluding non-recurring items and PPA effects.

3Q24 EARNINGS RELEASE

Segmented Financial Statement (R$ '000)	9M24				9M23
	Pulp	Paper	Non Segmented	Total Consolidated	Pulp	Paper	Non Segmented	Total Consolidated

Net Revenue	26,397,840	6,828,444	—	33,226,284	22,907,377	6,476,653	—	29,384,030
Cost of Goods Sold	(14,424,832)	(4,215,978)	—	(18,640,810)	(14,538,852)	(3,762,259)	—	(18,301,111)
Gross Profit	11,973,008	2,612,466	—	14,585,474	8,368,525	2,714,394	—	11,082,919
Gross Margin	45%	38%	—	44%	37%	42%	—	38%

Operating Expense/Income	(2,306,851)	(1,003,352)	—	(3,310,203)	(1,408,673)	(615,786)	—	(2,024,459)
Selling Expenses	(1,392,307)	(689,481)	—	(2,081,788)	(1,389,718)	(495,018)	—	(1,884,736)
General and Administrative Expenses	(1,182,517)	(447,082)	—	(1,629,599)	(912,107)	(396,229)	—	(1,308,336)
Other Operating Income (Expenses)	310,719	105,307	—	416,026	914,341	260,102	—	1,174,443
Equity Equivalence	(42,746)	27,904	—	(14,842)	(21,189)	15,359	—	(5,830)
EBIT	9,666,157	1,609,114	—	11,275,271	6,959,852	2,098,608	—	9,058,460

Depreciation, Amortization & Depletion	5,640,661	773,385	—	6,414,046	5,036,451	496,713	—	5,533,164

EBITDA	15,306,818	2,382,499	—	17,689,317	11,996,303	2,595,321	—	14,591,624
EBITDA Margin	58%	35%	—	53%	52%	40%	—	50%

Adjusted EBITDA¹	15,136,653	2,231,628	—	17,368,281	11,438,362	2,330,100	—	13,768,462
Adjusted EBITDA Margin¹	57%	33%	—	52%	50%	36%	—	47%

Net Financial Result	—	—	(13,245,961)	(13,245,961)	—	—	3,511,470	3,511,470

Earnings Before Taxes	9,666,157	1,609,114	(13,245,961)	(1,970,690)	6,959,852	2,098,610	3,511,470	12,569,930

Income and Social Contribution Taxes	—	—	1,662,556	1,662,556	—	—	(2,978,271)	(2,978,271)

Net Income (Loss)	9,666,157	1,609,114	(11,583,405)	(308,134)	6,959,852	2,098,608	533,199	9,591,659
Net Margin	37%	24%	—	-1%	30%	32%	—	33%

3Q24 EARNINGS RELEASE
Forward-Looking Statements
This release may contain forward-looking statements. Such statements are subject to known and unknown risks and uncertainties due to which such expectations may not happen at all or may substantially differ from what was expected. These risks include, among others, changes in future demand for the Company’s products, changes in factors affecting domestic and international product prices, changes in the cost structure, changes in the seasonal patterns of markets, changes in prices charged by competitors, foreign exchange variations, changes in the political or economic situation of Brazil, as well as emerging and international markets. The forward-looking statements were not reviewed by our independent auditors.